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                              July 21, 2021

       Thomas Paquin
       Chief Executive Officer
       VictoryBase Corporation
       PO Box 617
       Roanoke, TX 76262

                                                        Re: VictoryBase
Corporation
                                                            Amendment No. 3 to
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted June 30,
2021
                                                            CIK No. 0001836735

       Dear Mr. Paquin:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to the Draft Offering Statement on 1-A submitted June 30, 2021

       General

   1. We note your response to comment 1 and that investors may elect to purchase a specified amount of shares
upfront and make installment payments on a monthly basis for shares based on the term of
their Base Agreement. It appears that an investor electing the monthly installment
plan is committed to purchase all of the shares at the time of the acceptance of the
subscription agreement. Please revise your disclosure throughout your offering statement,
including appropriate risk factor disclosure, to clearly disclose that investors electing to
make installment payments on a monthly basis are committed to purchase all the
subscribed shares at the price agreed to in the subscription agreement and that you are committed
to sell all the subscribed shares at the agreed price. Additionally, please clearly disclose
that you cannot change the price for shares that are paid for through
 Thomas Paquin
VictoryBase Corporation
July 21, 2021
Page 2
         the monthly installment plan. We also note that Section 1(a)(iv) of the subscription agreement gives you discretion to accept or reject in whole or in part at any time prior to the termination date. In this regard, please revise your subscription agreement to remove any discretion that you have to cancel or reject a monthly installment plan after the acceptance of the subscription agreement.
2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemption program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may
contact the Division   s
         Office of Mergers and Acquisitions at 202-551-3440. Similarly, we note that you may conduct the share redemption program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.
3. We note your response to comment 4. It appears that your website continues to include material information that is not in your offering statement. For example only, in your response you indicate that you expect to give investors an annual opportunity to renew monthly purchases. We cannot locate disclosure in the offering circular or subscription agreement that provides this opportunity to investors. In this regard, you website continues to indicate that investors can opt-out or stop buying securities. Furthermore, your response states that you have removed the reference to counterparties; however, your website still references counterparties that may buy or sell shares. Please ensure that all material information about the offering is included in your offering circular.
4. We note that you intend to calculate the net asset value per share for your redemption program and that the redemption price can never exceed the current public offering price.
       Additionally, we note that in the future you may arbitrarily adjust the offering price and the change in price may not bare a relationship to your financial condition. It appears that there could be a significant difference in your NAV redemption price structure and your current offering price. Please add disclosure and a risk factor that addresses the possible
FirstName LastNameThomas Paquin
       difference in your NAV calculation for the redemption program and your current offering
Comapany
       price.NameVictoryBase     Corporation
               In this regard, please tell us whether you intend to adopt a NAV pricing structure
July 21,for yourPage
          2021   offering
                     2 price.
FirstName LastName
 Thomas Paquin
FirstName  LastNameThomas Paquin
VictoryBase  Corporation
Comapany
July       NameVictoryBase Corporation
     21, 2021
July 21,
Page  3 2021 Page 3
FirstName LastName
Use of Proceeds, page 22

5. We note your response to comment 6. Please revise your filing to disclose the anticipated dollar amount or percentage of the fees to be paid by Holdings that will be designated as a contribution credit and the anticipated dollar amount or percentage of the fees to be paid by Holdings that will not be designated as a contribution credit. Master Control Agreements; Sub-Control Agreements, page 26

6. We note your response to comment 6. In your response to comment 9, you state that you have begun entering into Base Agreements. Please address the following:
             Please tell us and revise to disclose if you have also begun entering into Control
             Agreements.
             To the extent you have begun entering into Control Agreements, please revise your filing to disclose the terms of the Control Agreements. Your revisions should include, but not limited to, the length of the agreement, the total dollar amount of the fees to be paid by Holdings, the dollar amount of the fees to be paid by Holdings that are designated as a contribution credit, and the dollar amount of the fees to be paid by
             Holdings that are not designated as a contribution credit. Further, with respect to the terms of the Control Agreements that you have not yet
             entered into, please revise your offering circular to disclose the expected terms of these agreements, including, but not limited to, the length of the agreement, the total dollar amount of fees to be paid by Holdings, the dollar amount or percentage of the fees to be paid by Holdings that will be designated as a contribution credit, and the dollar amount or percentage of the fees to be paid by Holdings that will not be designated as a contribution credit.
Base Agreements, page 27

7. In your response to comment 9, you state that you have begun entering into Base
         Agreements. Please revise your filing to disclose the terms of such Base Agreements or advise.
Section F/S Financial Statements, page 52

8.       We note your response to comment 9. Please address the following:
             Your response states that VBRE   s financial position is likely to
change radically over
            the course of the offering as additional assets are anticipated to be identified and acquired. Please tell us if such additional assets are expected to be subject to Control
            Agreements with Holdings, or if such additional assets are unrelated to properties to be controlled by Holdings and occupied by your customers.
             Please tell us how you considered that the financial statements of VBRE would include historical asset values and historical holding costs of properties that Holdings can require VBRE to contribute to Holdings in your determination that it is unnecessary to provide investors with such financial statements to make an informed
 Thomas Paquin
VictoryBase Corporation
July 21, 2021
Page 4
           investment decision.
             Your response states that VBRE is a startup company with virtually no operating history and virtually no assets beyond the VictoryBase Properties in Beaufort, South
           Carolina which was acquired recently. Please tell us what consideration you gave to providing financial statements of VBRE in future periodic filings and offering circulars to provide investors with information to make an informed decision.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameThomas Paquin
                                                           Division of
Corporation Finance
Comapany NameVictoryBase Corporation
                                                           Office of Real
Estate & Construction
July 21, 2021 Page 4
cc:       Douglas Clayton
FirstName LastName